UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

KKR Real Estate Finance Trust Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

48251K100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 48251K100

1	Names of Reporting Persons Townsend Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 5,626,470(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,626,470(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,626,470 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 10.6%(2)

12	Type of Reporting Person (See Instructions) IA

(1) Represents shares of common stock held by TTG KREF SA HoldCo, LLC (498,643), TREA II AIV ERISA, L.P. (643,226), TREA II AIV NON-ERISA, L.P. (1,361,369), Lake Tahoe III, L.P. (2,500,732) and GPF Real Estate Co-Investment L.P. (622,500). The Reporting Person exercises full investment discretion and voting control over all of the shares.

(2) Based on 53,057,429 shares of common stock outstanding as of May 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter year ended March 31, 2018 filed with the Securities and Exchange Commission on May 9, 2018.

CUSIP No. 48251K100

1	Names of Reporting Persons TTG KREF SA Holdco, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 498,643

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 498,643

9	Aggregate Amount Beneficially Owned by Each Reporting Person 498,643

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.9%(1)

12	Type of Reporting Person (See Instructions) OO

(1) Based on 53,057,429 shares of common stock outstanding as of May 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter year ended March 31, 2018 filed with the Securities and Exchange Commission on May 9, 2018..

CUSIP No. 48251K100

1	Names of Reporting Persons TREA II AIV ERISA, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 643,226

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 643,226

9	Aggregate Amount Beneficially Owned by Each Reporting Person 643,226

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 1.2%(1)

12	Type of Reporting Person (See Instructions) PN

(1) Based on 53,057,429 shares of common stock outstanding as of May 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter year ended March 31, 2018 filed with the Securities and Exchange Commission on May 9, 2018.

CUSIP No. 48251K100

1	Names of Reporting Persons TREA II AIV NON-ERISA, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 1,361,369

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,361,369

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,361,369

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.6%(1)

12	Type of Reporting Person (See Instructions) PN

(1) Based on 53,057,429 shares of common stock outstanding as of May 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter year ended March 31, 2018 filed with the Securities and Exchange Commission on May 9, 2018.

CUSIP No. 48251K100

1	Names of Reporting Persons Lake Tahoe III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 2,500,732

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,500,732

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,732

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 4.7%(1)

12	Type of Reporting Person (See Instructions) PN

(1) Based on 53,057,429 shares of common stock outstanding as of May 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter year ended March 31, 2018 filed with the Securities and Exchange Commission on May 9, 2018.

CUSIP No. 48251K100

1	Names of Reporting Persons GPF Real Estate Co-Investment L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 622,500

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 622,500

9	Aggregate Amount Beneficially Owned by Each Reporting Person 622,500

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 1.2%(1)

12	Type of Reporting Person (See Instructions) PN

(1) Based on 53,057,429 shares of common stock outstanding as of May 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter year ended March 31, 2018 filed with the Securities and Exchange Commission on May 9, 2018.

Item 1.
	(a)	Name of Issuer: KKR Real Estate Finance Trust Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 9 West 57th Street, Suite 4200, New York, NY 10019

Item 2.
(a)

Name of Person Filing:
Townsend Holdings LLC

TTG KREF SA Holdco, LLC

TREA II AIV ERISA, L.P.

TREA II AIV NON-ERISA, L.P.

Lake Tahoe III, L.P.

GPF Real Estate Co-Investment L.P.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this statement, pursuant to which the Reporting Persons have agreed to file this statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

	(b)	Address of Principal Business Office or, if none, Residence: The address of each of the Reporting Persons is c/o Townsend Holdings LLC, 1660 West 2nd Street, Suite 450, Cleveland, OH 44113
(c)

Citizenship:
Townsend Holdings LLC: Delaware

TTG KREF SA Holdco, LLC: Delaware

TREA II AIV ERISA, L.P.: Delaware

TREA II AIV NON-ERISA, L.P.: Delaware

Lake Tahoe III, L.P.: Delaware

GPF Real Estate Co-Investment L.P.: Guernsey

	(d)	Title and Class of Securities: Common stock, par value $0.01 per share
	(e)	CUSIP No.: 48251K100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

The information contained in Items 5 though 9 and 11 of the cover pages to this Schedule 13G is hereby incorporated by reference into this Item 4.

The shares of common stock are held by TTG KREF SA HoldCo, LLC (498,643), TREA II AIV ERISA, L.P. (643,226), TREA II AIV NON-ERISA, L.P. (1,361,369), Lake Tahoe III, L.P. (2,500,732) and GPF Real Estate Co-Investment L.P. (622,500). Townsend Holdings LLC exercises full investment discretion and voting control over all of the shares. Accordingly, it may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), in the aggregate, 5,636,470 shares of common stock.  Each Reporting Person disclaims beneficial ownership with respect to the shares directly beneficially owned by the other Reporting Persons, except to the extent of its pecuniary interest therein, if any.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2018

Townsend Holdings LLC

By:	/s/ Anthony Frammartino

Name:	Anthony Frammartino

Title:	Vice President

TTG KREF SA Holdco, LLC

By:	/s/ Anthony Frammartino

Name:	Anthony Frammartino

Title:	Vice President

TREA II AIV ERISA, L.P.

By: Townsend Alpha Manager II, LLC
Its: General Partner

By:	/s/ Anthony Frammartino

Name:	Anthony Frammartino

Title:	Vice President

TREA II AIV NON-ERISA, L.P.

By: Townsend Alpha Manager II, LLC
Its: General Partner

By:	/s/ Anthony Frammartino

Name:	Anthony Frammartino

Title:	Vice President

Lake Tahoe III, L.P.

By: Lake Tahoe III GP, LLC
Its: General Partner

By:	/s/ Anthony Frammartino

Name:	Anthony Frammartino

Title:	Vice President

GPF Real Estate Co-Investment L.P.

By: Lake Erie Real Estate General Partner Limited
Its: General Partner

By:	/s/ David Sauvarin

Name:	David Sauvarin

Title:	Director

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated as of July 16, 2018